SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Contingency Payment: Macaé Merchant

(Rio de Janeiro, January 6 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, informs that to protect its interests and acting on guidance from the Board of Directors, it has formally notified El Paso Rio Claro Ltda. and El Paso Rio Grande Ltda. (collectively El Paso), operator(s) of the Macaé Merchant thermoelectric plant, that it wishes to begin immediately negotiations to stop or reduce the contingency payments to the plant. Petrobras is also proposing the suspension of this payment until the negotiations are concluded and the matter resolved. The notification and negotiation procedures proposed are strictly in accordance with the prevailing contractual terms.

Accordingly, Petrobras has also informed the institutions responsible for financing this project, namely the International Finance Corporation (IFC), the Brazilian Economic Development Bank (BNDES) and the Overseas Private Investment Corporation (OPIC).

Under the Priority Thermoelectric Program (PPT), Petrobras signed a participation agreement contract with El Paso for operating the Macaé Merchant thermoelectric plant. This contract provides for a contingency payment in the event of the plant failing to cover eventual financial shortfalls should the plant not meet forecasted sales of available energy and be unable to meet certain revenue targets, and consequently cover the capital remuneration, operational costs and taxes.

Unforeseen and extraordinary changes in the economic and market circumstances prevailing at the time have caused a serious imbalance in the economic and financial viability of the above-mentioned contract. The contractual equilibrium negotiated at the outset is based on the principle of eventual cash deficits arising from the project operation being offset by surpluses due to variations in spot prices in the electricity energy market. As the assumptions and parameters of this market used by the parties to the contract have become invalid in relation to current conditions, the contingent payments have lost their essential characteristic of unpredictability, becoming of a permanent nature with Petrobras exclusively bearing the onus of the loss.

According to its own in-house counsel as well as external consultancies hired for the purpose, Petrobras understands that given the financial imbalance, it has grounds based on the current legislation to proceed with its proposal for negotiations and/or solution in accordance with specific contractual procedures. The Company seeks a speedy and amicable solution to the case. Should this not be possible, following a contractual period of 30 days, Petrobras will take appropriate legal steps to resolve the dispute in a final and conclusive manner.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 06, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.